Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations for the six months ended June 30, 2022 and 2023. This section should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this interim report. See “Exhibit 99.2 —Condensed Consolidated Financial Statements of TuanChe Limited as of December 31, 2022 and June 30, 2023 (unaudited) and for the six months ended June 30, 2022 (unaudited) and 2023 (unaudited).” We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2022, and the notes thereto, which appear in our annual report on Form 20-F for the year ended December 31, 2022, or the Annual Report, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 29, 2023.

Unless otherwise indicated or the context otherwise requires, all references to “our company,” “we,” “our,” “ours,” “us” or similar terms refer to TuanChe Limited and its subsidiaries. “VIEs” refers to TuanChe Internet Information Service (Beijing) Co., Ltd., Shenzhen Drive New Media Co., Ltd., Beijing Internet Drive Technology Co., Ltd., and Tansuojixian Technology (Beijing) Co., Ltd., and their respective subsidiaries, as the context requires. All references to “China” or “PRC” refer to the People’s Republic of China. All references to “industry customer(s)” refer to business customers to which we offer services, including auto dealers, automakers, automobile accessory manufacturers and other automotive related goods and service providers. All references to “RMB” or “Renminbi” refer to the legal currency of China. All references to “US$,” “U.S. dollars,” “$” or “dollars” refer to the legal currency of the United States of America.

All such financial statements were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors.

Overview

We believe we, together with the VIEs, are a leading omni-channel automotive marketplace in China. We, together with the VIEs, provide a scalable omni-channel automotive marketplace approach to automobile marketing and distribution. We and the VIEs offer marketing solutions by integrating online platform and offline sales events. In the six months ended June 30, 2022 and 2023, we and the VIEs hosted 61 and 183 auto shows across 49 and 80 cities in mainland China, respectively. Our and the VIEs’ auto shows offered a total of 1,303 and 4,301 booth spaces in the six months ended June 30, 2022 and 2023, respectively. The total number of automobile sales transactions we and the VIEs facilitated was 16,591 and 44,891 in the six months ended June 30, 2022 and 2023, respectively, with a total gross merchandise value of approximately RMB2.4 billion and RMB7.2 billion (US$1.0 billion) in the same period, respectively.

Historically, we generated our net revenues primarily through our and the VIEs’ offline events. Our net revenues were RMB89.2 million and RMB92.2 million (US$12.7 million) in the six months ended June 30, 2022 and 2023, respectively. Our net loss was RMB56.2 million and RMB30.7 million (US$4.2 million) in the six months ended June 30, 2022 and 2023, respectively. Our adjusted EBITDA was a loss of RMB30.8 million and a loss of RMB36.8 million (US$5.1 million) in the six months ended June 30, 2022 and 2023, respectively. We recorded adjusted net loss of RMB34.4 million and RMB36.7 million (US$5.1 million) in the six months ended June 30, 2022 and 2023, respectively. For a detailed description of our non-GAAP measures, see “—Non-GAAP Financial Measures.”

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations and comprehensive loss, both in absolute amount, for the periods indicated. This information has been derived from and should be read together with our unaudited condensed consolidated financial statements. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Summary Condensed Consolidated Statements of Operations and Comprehensive Loss
Net Revenues	89,211	92,152	12,708
Cost of revenues	(16,955)	(33,726)	(4,651)
Gross profit	72,256	58,426	8,057
Total operating expenses	(132,126)	(113,582)	(15,664)
Net loss attributable to TuanChe Limited’s shareholders	(56,166)	(30,698)	(4,235)
Net loss attributable to the TuanChe Limited’s ordinary shareholders per share
Basic and diluted	(0.18)	(0.08)	(0.01)
Weighted average number of ordinary shares
Basic and diluted	309,041,616	399,544,700	399,544,700
Non-GAAP Financial Data (1)
Adjusted EBITDA	(30,760)	(36,796)	(5,075)
Adjusted net loss	(34,404)	(36,727)	(5,066)

(1)	See “— Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted EBITDA and adjusted net loss as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our unaudited consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

We define adjusted EBITDA as net loss excluding depreciation and amortization, interest income, net, share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. We define adjusted net loss as net loss excluding share-based compensation expenses, impairment of long-lived assets and change in fair value of warrant liability. We believe that adjusted EBITDA and adjusted net loss provide useful information to investors and others in understanding and evaluating our operating results. These non-GAAP financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to compare the historical non-GAAP financial measures with the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following tables set forth a reconciliation of our adjusted EBITDA and adjusted net loss to net loss for the periods indicated.

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net loss	(56,166)	(30,698)	(4,235)
Add:
Depreciation and amortization	3,673	—	—
Subtract:
Interest income, net	29	69	9
EBITDA	(52,522)	(30,767)	(4,244)
Add:
Share-based compensation expenses	6,148	4,007	553
Change in fair value of warrant liability	—	(11,551)	(1,593)
Impairment of long-lived assets	15,614	1,515	209
Adjusted EBITDA	(30,760)	(36,796)	(5,075)

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net loss	(56,166)	(30,698)	(4,235)
Add:
Share-based compensation expenses	6,148	4,007	553
Change in fair value of warrant liability	—	(11,551)	(1,593)
Impairment of long-lived assets	15,614	1,515	209
Adjusted net loss	(34,404)	(36,727)	(5,066)

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Net Revenues

Our net revenues increased by 3.3% from RMB89.2 million in the six months ended June 30, 2022 to RMB92.2 million (US$12.7 million) in the six months ended June 30, 2023, primarily representing the increase in revenue generated from offline marketing services.

●	Net revenues from auto show services increased by 174.6% from RMB25.2 million in the six months ended June 30, 2022 to RMB69.3 million (US$9.6 million) in the six months ended June 30, 2023, primarily due to an increased number of offline activities as a result of lifted pandemic restrictions. In the six months ended June 30, 2022 and 2023, we and the VIEs organized 61 and 183 auto shows in 49 and 80 cities, offering a total of 1,303 and 4,301 booths, respectively.
●	Net revenues from special promotion event services increased by 37.3% from RMB0.4 million in the six months ended June 30, 2022 to RMB0.6 million (US$0.1 million) in the six months ended June 30, 2023, primarily due to an increased number of special promotion events as a result of lifted pandemic restrictions.
●	Net revenues from referral service for a commercial bank decreased by 90.3% from RMB26.5 million in the six months ended June 30, 2022 to RMB2.6 million (US$0.4 million) in the six months ended June 30, 2023, primarily because we and the VIEs have ceased operation of the referral services since April 1, 2022.
●	Net revenues from our online marketing services decreased by 44.0% from approximately RMB15.6 million in the six months ended June 30, 2022 to RMB8.8 million (US$1.2 million) in the six months ended June 30, 2023, primarily due to the decrease in the live streaming events held by the Company as the Company was in re-negotiation with key customers about the future cooperation plan and it had impact on the revenue scale from online marketing services.

●	Net revenues from others services decreased by 48.9% from approximately RMB21.4 million in the six months ended June 30, 2022 to RMB11.0 million (US$1.5 million) in the six months ended June 30, 2023, primarily due to the decrease in aftermarket promotion service and SaaS service.

Cost of Revenues

Our cost of revenues increased by 98.9% from RMB17.0 million in the six months ended June 30, 2022 to RMB33.7 million (US$4.7 million) in the six months ended June 30, 2023, primarily due to the following reasons.

●	Our venue set-up costs increased by 182.2% from RMB3.1 million in the six months ended June 30, 2022 to RMB8.8 million (US$1.2 million) in the six months ended June 30, 2023, generally in line with the increases in net revenues from auto show services and special promotion event services.
●	Our venue rental costs increased by 164.3% from RMB4.0 million in the six months ended June 30, 2022 to RMB10.7 million (US$1.5 million) in the six months ended June 30, 2023. Both are primarily due to an increase in the number of auto shows we organized and set up from 61 in the six months ended June 30, 2022 to 183 in the six months ended June 30, 2023.
●	Our other direct costs increased by 45.6% from RMB9.8 million in the six months ended June 30, 2022 to RMB14.3 million (US$2.0 million) in the six months ended June 30, 2023, primarily due to an increase in information acquisition costs in connection with our and the VIEs’ online marketing services.

Gross Profit

As a result of the foregoing, our gross profit decreased by 19.1% from RMB72.3 million in the six months ended June 30, 2022 to RMB58.4 million (US$8.1 million) in the six months ended June 30, 2023.

Operating Expenses

Our total operating expenses decreased by 14.0% to RMB113.6 million (US$15.7 million) in the first half of 2023 from RMB132.1 million in the same period of the prior year.

●	Our selling and marketing expenses increased by 4.6% to RMB80.7 million (US$11.1 million) in the first half of 2023 from RMB77.2 million in the same period of the prior year, primarily due to an increase in promotion expenses, as a result of increased volume of offline events.
●	Our general and administrative expenses decreased by 12.2% to RMB23.7 million (US$3.3 million) in the first half of 2023 from RMB26.9 million in the same period of the prior year, primarily due to a decrease in amortization of intangible assets as a result of impairment of in intangible assets and a decrease in the general and administrative staff compensation expenses as a result of the optimization of the company’s workforce.
●	Our research and development expenses decreased by 38.0% to RMB7.7 million (US$1.1 million) in the first half of 2023 from RMB12.4 million in the same period of the prior year, primarily due to decrease in the research and development staff compensation expenses, as a result of the optimization of the company’s workforce.
●	Impairment of long-lived assets decreased by 90.3% to RMB1.5 million (US$0.2 million) in the first half of 2023 from RMB15.6 million in the same period of the prior year, primarily due to decrease in impairment in relation to intangible assets and right-of-use assets.

Operating Loss

As a result of the foregoing, our operating loss decreased by 7.9% from RMB59.9 million in the six months ended June 30, 2022 to RMB55.2 million (US$7.6 million) in the six months ended June 30, 2023.

Net Loss

As a result of the foregoing, we had net loss of RMB56.2 million and RMB30.7 million (US$4.2 million) in the six months ended June 30, 2022 and 2023, respectively.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operations, proceeds from our initial public offering and loans from banks.

As of June 30, 2023, we had RMB21.9 million (US$3.0 million) in cash and cash equivalents and RMB6.7 million (US$0.9 million) in restricted cash. As of the same date, we held a cash balance of RMB8.3 million (US$1.1 million) denominated in RMB, representing 37.6% of our total cash, cash equivalents and restricted cash.

We have incurred recurring operating losses since our inception, including net losses of RMB56.2 million and RMB30.7 million (US$4.2 million) in the six months ended June 30, 2022 and 2023, respectively. Net cash used in operating activities was RMB55.4 million and RMB52.4 million (US$7.2 million) in the six months ended June 30, 2022 and 2023, respectively. Accumulated deficit was RMB1,180.8 million (US$162.8 million) as of June 30, 2023. As of June 30, 2023, we had a net current asset of RMB28.1 million (US$3.9 million). The control measurement of COVID-19 has been removed and the Company’s business is recovering from COVID-19, especially offline auto show business. However, the recovery of the company’s business still encountered some difficulties, including weak economic growth of China and resignation of staffs, negatively impacted the Group’s business operations for the six months ended June 30, 2023 and has continued to impact the Group’s financial position, results of operations and cash flows. These conditions raise substantial doubt about the Group’s ability to continue as a going concern.

Historically, we have relied principally on cash from operating activities, non-operational sources of financing from investors to fund our operations and business development. Our ability to continue as a going concern is dependent on our management’s ability to successfully execute the business plan which includes strictly implemented the expenses, accelerating the collection of accounts receivable and increasing the proportion of advance from customers, pursuing potential financing to improve our cash flow from operating and financing activities. Based on cash flow projections from operating and financing activities, our current balance of cash and cash equivalents on our operations, our management believes that our current cash and cash equivalents and anticipated cash flow from operations upon successful execution of our business plans will be sufficient to meet our anticipated cash needs from operations and other commitments for at least the next 12 months from the date of this interim report. However, there is no assurance that the plans will be successfully implemented. Failure to successfully implement the plan will have a material adverse effect on our business, results of operations and financial position, and may materially and adversely affect our ability to continue as a going concern.

We have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and we expect the operating losses and negative cash flows from operations will continue for the foreseeable future. While we believe that our current cash and cash equivalents and other current assets are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next 12 months from the date of this interim report, if we fail to grow our business in a way that generates sufficient returns, we may need additional financing to execute our business plans. If additional financing is required, we cannot predict whether this additional financing will be in the form of equity, debt, or another form, and we may not be able to obtain the necessary additional capital on a timely basis, on acceptable terms, or at all. If financing sources are not available, or if we are unsuccessful in increasing our gross profit margin and reducing operating losses, we may be unable to implement our current plans for expansion, repay debt obligations or compete with other market participants effectively, any of which would have a material adverse effect on our business, financial condition and results of operations and would materially and adversely affect our ability to continue as a going concern.

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net cash used in operating activities	(55,372)	(52,408)	(7,227)
Net cash used in investing activities	(116)	—	—
Net cash (used in)/generated from financing activities	(2,060)	3,435	474
Effect of exchange rate on cash and cash equivalents	380	791	109
Net decrease in cash, cash equivalents and restricted cash	(57,168)	(48,182)	(6,644)
Cash and cash equivalents, and restricted cash at beginning of the period	97,298	76,843	10,597
Cash and cash equivalents, and restricted cash at end of the period	40,130	28,661	3,953

Operating Activities

Cash used in operating activities was RMB52.4million (US$7.2 million) in the six months ended June 30, 2023. In the six months ended June 30, 2023, the difference between our cash used in operating activities and our net loss of RMB30.7 million (US$4.2 million) resulted primarily from (1) a decrease in accounts receivable of RMB10.4 million (US$1.4 million), (2) allowance of doubtful accounts of RMB5.2 million (US$0.7 million), (3) an increase in advance from customers of RMB4.2 million (US$0.6 million), (4)share-based compensation of RMB4.0 million (US$0.6 million) and (5) provisions for long-lived asset impairment of RMB1.5 million (US$0.2 million), partially offset by (1) a decrease in prepayment and other current assets of RMB12.4 million (US$1.7 million), (2) gain on changes in fair value of warrant liability of RMB11.6 million (US$1.6 million), (3) other income on reverse of unpaid tax of RMB8.8 million (US$1.2 million), (4) a decrease in accounts payable of RMB4.4 million (US$0.6 million), (5) a decrease in other current liabilities of RMB4.3 million (US$0.6 million) and (6) a decrease in salary and welfare benefits payable of RMB4.3 million (US$0.6 million).

Cash used in operating activities was RMB55.4 million in the six months ended June 30, 2022. In the six months ended June 30, 2022, the difference between our cash used in operating activities and our net loss of RMB56.2 million resulted primarily from (1) provisions for long-lived asset impairment of RMB15.6 million, (2) share-based compensation of RMB6.1 million, (3) allowance of doubtful accounts of RMB3.8 million, (4) depreciation and amortization of RMB3.7 million and (5) a decrease in accounts receivable of RMB7.4 million, partially offset by (1) a decrease in accounts payable of RMB16.4 million, (2) a decrease in advance from customers of RMB10.6 million, (3) a decrease in salary and welfare benefits payable of RMB3.5 million, (4) a decrease in guarantee liabilities of RMB2.5 million and (5) a decrease in other current liabilities of RMB1.6 million.

Investing Activities

Net cash used in investing activities was nil in the six months ended June 30, 2023.

Net cash used in investing activities was RMB0.1 million in the six months ended June 30, 2022, primarily due to purchase of software of RMB0.1 million.

Financing Activities

Net cash generated from financing activities was RMB3.4 million (US$0.5 million) in the six months ended June 30, 2023, primarily due to RMB7.1 million (US$1.0 million) received from short-term borrowings, partially offset by repayments of short-term borrowings of RMB3.7 million (US$0.5million).

Net cash used in financing activities was RMB2.1 million in the six months ended June 30, 2022, primarily due to repayments of short-term borrowings of RMB7.0 million, partially offset by RMB4.9 million received from short-term and long-term borrowings.

Indebtedness

As of June 30, 2023, the Group had RMB8.2 million (US$1.1 million) of short-term borrowings. The interest was payable on a monthly basis in the first three installments and payable on a monthly basis by equal principal and interest from the fourth installment.

Capital Expenditures

We incurred capital expenditures of RMB0.1 million and nil in the six months ended June 30, 2022 and 2023, respectively, primarily in connection with the purchase of property, equipment and software. We intend to fund our future capital expenditures with our existing cash balance, proceeds from debt or equity financing and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Financial Information Related to the VIEs

The following table presents the unaudited condensed consolidated balance sheet information relating to TuanChe Limited (the “Parent”), the VIEs and the non-variable interest entities as of June 30, 2023.

	As of June 30, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Cash, cash equivalents and restricted cash	13,725	4,324	10,600	12	—	28,661
Amount due from the subsidiaries of the Group	137,780	120,743	143,560	11,685	(413,768)	—
Other current assets	10,186	31,213	52,704	75	—	94,178
Total current assets	161,691	156,280	206,864	11,772	(413,768)	122,839
Long-term investments	—	5,478	—	—	—	5,478
Investments in subsidiaries, VIEs and subsidiaries of VIEs	(72,147)	—	—	754,858	(682,711)	—
Operating lease right-of-use assets, net	—	578	7,258	—	—	7,836
Goodwill	—	—	45,561	—	—	45,561
Other non-current assets	—	—	522	—	—	522
Total non-current assets	(72,147)	6,056	53,341	754,858	(682,711)	59,397
Total assets	89,544	162,336	260,205	766,630	(1,096,479)	182,236
Accounts payable	—	3,957	5,344	—	—	9,301
Amount due to the subsidiaries of the Group	2,755	249,025	143,035	14,049	(408,864)	—
Short-term borrowings	—	6,950	1,200	—	—	8,150
Short-term operating lease liabilities	—	628	3,937	—	—	4,565
Other current liabilities	7,260	30,750	34,700	39	—	72,749
Total current liabilities	10,015	291,310	188,216	14,088	(408,864)	94,765
Warrant liability	13,245	—	—	—	—	13,245
Lease liabilities, non-current	—	333	7,537	—	—	7,870
Other non-current liabilities	225	72	—	—	—	297
Total non-current liabilities	13,470	405	7,537	—	—	21,412
Total liabilities	23,485	291,715	195,753	14,088	(408,864)	116,177
Total equity/(deficit)	66,059	(129,379)	64,452	752,542	(687,615)	66,059

The following table presents the unaudited condensed consolidated statements of operations and comprehensive loss and cash flows relating to the Parent, the VIEs and the non-variable interest entities for the six months ended June 30, 2022 and 2023.

Unaudited condensed statements of operations and comprehensive loss data

	Six Months Ended June 30, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	34,220	60,399	—	(2,467)	92,152
Cost of revenues	—	(9,448)	(24,278)	—	—	(33,726)
Operating expenses	(7,996)	(31,700)	(76,317)	(36)	2,467	(113,582)
Loss from operations	(7,996)	(6,928)	(40,196)	(36)	—	(55,156)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(34,675)	—	—	—	34,675	—
Other income net	11,973	11,501	984	—	—	24,458
Net (loss)/income	(30,698)	4,573	(39,212)	(36)	34,675	(30,698)

	Six Months Ended June 30, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net revenues	—	43,012	48,572	—	(2,373)	89,211
Cost of revenues	—	(2,501)	(14,454)	—	—	(16,955)
Operating expenses	(2,950)	(38,444)	(76,424)	(1,067)	2,373	(116,512)
(Loss)/ income from operations	(2,950)	2,067	(42,306)	(1,067)	—	(44,256)
Equity in loss of subsidiaries, VIEs and subsidiaries of VIEs	(53,527)	—	—	—	53,527	—
Other income/(expenses), net	311	(12,888)	476	191	—	(11,910)
Net loss	(56,166)	(10,821)	(41,830)	(876)	53,527	(56,166)

Unaudited consolidated cash flow information

	Six Months Ended June 30, 2023
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash generated from/(used in) operating activities	13,041	(6,083)	(59,340)	(26)	—	(52,408)
Net cash used in investing activities	(58,274)	—	—	(56,565)	114,839	—
Net cash generated from financing activities	—	4,235	57,474	56,565	(114,839)	3,435
Effect of exchange rate changes	1,790	—	(999)	—	—	791
Net decrease in cash,cash equivalents and restricted cash	(43,443)	(1,848)	(2,865)	(26)	—	(48,182)

	Six Months Ended June 30, 2022
			Non-VIE
		VIE		Other	Intercompany	Group
	Parent	Consolidated	WFOE	subsidiaries	Elimination	Consolidated
Net cash (used in)/generated from operating activities	(1,248)	3,523	(55,414)	55	(2,288)	(55,372)
Net cash used in investing activities	(31,769)	—	(126)	(31,090)	62,869	(116)
Net cash (used in)/generated from financing activities	—	(1,060)	28,973	32,896	(62,869)	(2,060)
Effect of exchange rate changes	1,312	—	864	(1,796)	—	380
Net (decrease)/increase in cash,cash equivalents and restricted cash	(31,705)	2,463	(25,703)	65	(2,288)	(57,168)

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our unaudited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

●	the continued growth of the automotive industry in mainland China;
●	the impact of the COVID-19 pandemic on the PRC economy and our operations and financial performance;
●	our and the VIEs’ ability to manage the expansion of our and the VIEs’ business and implement business strategies;
●	our and the VIEs’ ability to maintain and develop favorable relationships with industry customers;
●	our and the VIEs’ ability to attract and retain automobile consumers;
●	our and the VIEs’ ability to compete effectively; and
●	relevant government policies and regulations relating to our industry.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.